



GRASIM
ADITYA BIRLA GROUP

06013987

May 12, 2006


SEC MAIL PROCESSING
RECEIVED
JUN - 1 2006
WASH. D.C. 160 SECTION

BY AIR MAIL

Securities & Exchange Commission
Division of Corporate Finance
450, Fifth Street
Washington DC 20459, USA

Dear Sir,

SUPPL

Sub: Nagda Plants

This is to inform you that due to water shortage at Nagda (Madhya Pradesh), Company has reduced the production at its Staple Fibre Plant located there and the Plant is likely to be closed from next week till the onset of monsoon. Further, due to such water shortage, Company's Chemical Plant at Nagda will also operate at about 35% of its capacity till the onset of monsoon.

To meet the requirement of Viscose Staple Fibre of its customers during the Nagda stoppage period, the Company has build up inventories and is also operating its other two Staple Fibre plants at Kharach (Gujarat) & Harihar (Karnataka) at more than their rated capacity. In view of the measures taken by the Company and expecting that the onset of monsoon takes place by normal time, the impact on the profitability of VSF business of the Company for the first quarter of FY 07 is expected to be marginal.

Thanking you,

Yours faithfully,


PROCESSED
JUN 0 5 2006
THOMSON
FINANCIAL

Ashok Malu
Company Secretary

GRASIM INDUSTRIES LIMITED
(Corporate Finance Division)
Aditya Birla Centre, 'A' Wing, 2nd Floor, S.K. Ahire Marg, Worli, Mumbai 400 030.
Tel. 91-22-6652 5000 / 2499 5000 • Fax. 91-22-6652 5114 / 2499 5114 • Email: grasimcfd@adityabirla.com
Registered Office : P.O. Birlagram, Nagda - 456 331 (M.P.)